                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13-G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)

                               HEALTHSOURCE, INC.
                               ------------------
                                (Name of Issuer)

                          COMMON STOCK, $.10 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                  42221E 10 4
                                 --------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 4 Pages

SEC 1745 (10-85)

CUSIP NO. 42221E 10 4               13G                      PAGE 2 OF 4 PAGES

--------------------------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      NORMAN C. PAYSON, M.D.
      ###-##-####
--------------------------------------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a)  / /       (b)  /X/
--------------------------------------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------------------------------------
                     5     SOLE VOTING POWER

                           5,612,760
      NUMBER OF      ------------------------------------------------------------------------------------------
       SHARES        6     SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY             Not Applicable
        EACH         ------------------------------------------------------------------------------------------
      REPORTING      7     SOLE DISPOSITIVE POWER
       PERSON
        WITH               5,612,760
                     ------------------------------------------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER

                           Not Applicable
---------------------------------------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,612,760
--------------------------------------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

      Not Applicable
--------------------------------------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      8.6%
--------------------------------------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

SCHEDULE 13G                                                   Page 3 of 4 Pages

Item 1:     (a)    Name of Issuer:

                     Healthsource, Inc.

            (b)    Address of Issuer's Principal Executive Offices:

                     Two College Park Drive
                     Hooksett, NH 03106

Item 2:     (a)    Name of Person Filing:

                     Norman C. Payson, M.D.
                     President, Director and Chief Executive Officer

            (b)    Address of Principal Business Office or, if none, Residence:

                     Two College Park Drive
                     Hooksett, NH 03106

            (c)    Citizenship:

                     United States

            (d)    Title of Class of Securities:

                     Common Stock, $.10 par value per share

            (e)    CUSIP Number:

                     42221E 10 4

Item 3: If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                     Not Applicable.

Item 4:            Ownership:

            (a) Amount Beneficially Owned: 5,612,760 shares (includes options exercisable within 60 days to purchase 1,280,000 shares of Issuer Common Stock)

            (b) Percent of Class: 8.6% (based on 65,075,517 shares outstanding on December 31, 1996, including shares exercisable pursuant to Rule 13d-3(d)(1))

            (c)    Number of shares as to which such person has:

                      (i) sole power to vote or to direct the vote:
                          5,612,760 shares

                     (ii) shared power to vote or to direct the vote:
                          Not Applicable

                    (iii) sole power to dispose or to direct the disposition of:
                          5,612,760 shares

                     (iv) shared power to dispose or to direct the disposition
                          of: Not Applicable


SCHEDULE 13G                                                   Page 4 of 4 Pages

Item 5:            Ownership of Five Percent or Less of a Class:

                     Not Applicable

Item 6:            Ownership of More than Five Percent on Behalf of Another Person:

                     Not Applicable

Item 7:            Identification and Classification of the Subsidiary Which Acquired
                   the Security Being Reported on By the Parent Holding Company:

                     Not Applicable

Item 8:            Identification and Classification of Members of the Group:

                     Not Applicable

Item 9:            Notice of Dissolution of Group:

                     Not Applicable

Item 10:           Certification:

                     Not Applicable, as to Rule 13d-1(b)



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 3, 1997



                                       /s/ Norman C. Payson, M.D.
                                     ------------------------------
                                           Norman C. Payson, M.D.